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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND APPOINTMENT OF MEMBER OF COMPENSATION
COMMITTEE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) announces that:

1.	Mr. Sean Maloney (“Mr. Maloney”) has resigned as a Class III independent non-executive director and as a member of each of the Compensation Committee of the Company (the “Compensation Committee”) and the Strategic Advisory Committee of the Company ; and

2.	Mr. William Tudor Brown, an independent non-executive director of the Company, has been appointed as a member of the Compensation Committee,

both with effect from 7 November 2016.

The Board has been informed by Mr. Maloney that the reason for his resignation is that he wishes to focus more on his other business commitments.

Mr. Maloney has confirmed that he has no disagreement with the Board, and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its gratitude to Mr. Maloney for his valuable contributions to the Company during his tenure of service.

Following the resignation of Mr. Maloney, the number of independent non-executive directors of the Board will fall below the required minimum of at least one-third of the Board under Rule 3.10A of the Listing Rules. The Company will endeavour to fulfill the above requirement as soon as possible during the period of three months after 7 November 2016 in accordance with Rule 3.11 of the Listing Rules.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 7 November 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang